D&H Group LLP
Chartered Professional Accountants
10th Floor, 1333 West Broadway
Vancouver, BC V6H 4C1

dhgroup.ca
t 604.731.5881
f 604.731.9923

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Excellon Resources Inc.

This letter is provided in connection with the Registration Statement of Excellon Resources Inc. (the "Company") on Form 40-F (the "Registration Statement") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Registration Statement incorporates by reference:

- our Independent Auditors' Report dated October 23, 2019 on the consolidated financial statements of Otis Gold Corp., which comprise the consolidated statements of financial position as at June 30, 2019 and June 30, 2018, and the consolidated statements comprehensive loss, consolidated statements of shareholders' equity and consolidated statements of cash flows for the years then ended and notes to the consolidated statements, including a summary of significant accounting policies; and

- our Independent Auditors' Report dated October 19, 2018 on the consolidated financial statements of Otis Gold Corp., which comprise the consolidated statements of financial position as at June 30, 2018 and June 30, 2017, and the consolidated statements comprehensive loss, consolidated statements of shareholders' equity and consolidated statements of cash flows for the years then ended and notes to the consolidated statements, including a summary of significant accounting policies.

We hereby consent to the references to our firm and the incorporation by reference to the above Reports in the Registration Statement.

"D&H Group LLP"

Chartered Professional Accountants

Vancouver, B.C.
September 4, 2020

A BC Limited Liability Partnership of Corporations
Member of BHD™ an Association of Independent Accounting Firms Located Across Canada and Internationally